# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

## FORM C

## UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

***Name of issuer***
PLM Brands Corp.

***Legal status of issuer***

    ***Form***
    Corporation

    ***Jurisdiction of Incorporation/Organization***
    Delaware

    ***Date of organization***
    November 13, 2019

***Physical address of issuer***
1633 Avery Road, San Marcos, California 92078

***Website of issuer***
www.fogandtree.com

***Address of counsel to the issuer for copies of notices***
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.

Email: lou@bevilacquapllc.com

***Name of intermediary through which the Offering will be conducted***
MicroVenture Marketplace, Inc.

***CIK number of intermediary***
0001478147

***SEC file number of intermediary***
008-68458

***CRD number, if applicable, of intermediary***
152513

***Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering***
At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing.

***Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest***
The Intermediary will receive a number of Crowd Notes of the Issuer equal to two (2%) of the total number of Securities Sold by the Issuer in the Offering

***Name of qualified third party "Escrow Agent" which the Offering will utilize***
Evolve Bank & Trust

***Type of security offered***
Crowd Notes

***Target number of Securities to be offered***
50,000
*Affiliates of the issuer may invest in the offering and their investment would be counted toward achieving the target amount.*

***Price (or method for determining price)***
$1.00

***Target offering amount***
$50,000.00

***Oversubscriptions accepted:***
☑ Yes
☐ No

*Oversubscriptions will be allocated:*
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

*Maximum offering amount (if different from target offering amount)*
$250,000.00

*Deadline to reach the target offering amount*
February 22, 2021

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.**

*Current number of employees*
2

|  | **Most recent fiscal year-end** | **Prior fiscal year-end** |
|---|---|---|
| **Total Assets** | $72,361 | $69,856 |
| **Cash & Cash Equivalents** | $33,982 | $6,408 |
| **Accounts Receivable** | $6,042 | $25,249 |
| **Current Liabilities** | $59,005 | $53,394 |
| **Long-term Liabilities** | $0 | $30,000 |
| **Revenues/Sales** | $335,255 | $576,365 |
| **Cost of Goods Sold** | $183,246 | $469,671 |
| **Taxes Paid** | $5,694 | $3,781 |
| **Net Income** | -$18,274 | $9,907 |

*The jurisdictions in which the issuer intends to offer the Securities:*
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

**September 22, 2020**

**FORM C/A**

**Up to $250,000.00**

**PLM Brands Corp.**



# FOG & TREE

**Explanatory Note**

PLM Brands Corp. (the "Company") is filing this Amendment to its Form C, which was initially filed with the Securities and Exchange Commission on July 7, 2020. A previous amendment was filed on July 16, 2020 to include a video script and pitch deck. This amendment is filed to include the 2018 and 2019 financial statements for the Company attached hereto as (Exhibit F) and to extend the offering deadline to February 22, 2021.

**Crowd Notes**

        This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A" ) is being furnished by PLM Brands Corp., a Delaware corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the

"Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $250,000.00 from Investors in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*".  In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion.  The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing. The Intermediary will receive a number of Crowd Note of the Issuer equal to two percent (2%) of the total number of Securities sold by the Issuer in the Offering.

|  | Price to Investors | Service Fees and Commissions [(1)] | Net Proceeds |
|---|---|---|---|
| **Minimum Individual Purchase Amount** | $100.00 | $5.00 | $95.00 |
| **Aggregate Minimum Offering Amount** | $50,000.00 | $2,500.00 | $47,500 |
| **Aggregate Maximum Offering Amount** | $250,000.00 | $12,500.00 | $237,500.00 |

[(1)]     This excludes fees to Company's advisors, such as attorneys and accountants.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§**

**227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.fogandtree.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.**

The date of this Form C/A is September 22, 2020.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT  CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING

AND THE COMPANY.  NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION.  EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

**NASAA UNIFORM LEGEND**

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

**SPECIAL NOTICE TO FOREIGN INVESTORS**

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

**SPECIAL NOTICE TO CANADIAN INVESTORS**

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

**NOTICE REGARDING ESCROW AGENT**

EVOLVE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

### *Forward Looking Statement Disclosure*

*This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.*

*The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.*

*Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.*

### *Disclaimer of Television Presentation*

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

## ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.fogandtree.com

The Company must continue to comply with the ongoing reporting requirements until:

1)  the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2)  the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3)  the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4)  the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5)  the Company liquidates or dissolves its business in accordance with state law.

## About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

**SUMMARY**

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

PLM Brands Corp. (the "Company") is a Delaware corporation formed on November 13, 2019. The Company originally launched its Fog & Tree products as a business line of Purple Line Media, LLC in December 2018, and PLM Brands Corp. was subsequently formed to focus on the personal care product business. The Company is currently also conducting business under the name of Fog & Tree.

The Company is located at 1633 Avery Road, San Marcos, California 92078.

The Company's website is www.fogandtree.com.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

**The Business**
Founded in 2018 in San Francisco, California, Fog & Tree creates experiential and natural personal care products infused with real cannabis essential oils to be used as aromatherapy in fragrances and beauty products. The Company claims its versatile personal care products have numerous olfactory benefits and can be infused into anything from grooming products to personal and home fragrances. The Company works with a natural fragrance perfumer, that also has a seat on its board of advisors to develop base blended scents. The Company aims to disrupt the fragrance industry by normalizing the use of cannabis terpenes and scents in daily personal care products. It currently sells to both wholesale accounts and direct to consumers from the Fog & Tree website.

**The Offering**

| | |
|---|---|
| **Minimum amount of Crowd Notes being offered** | $50,000.00 Principal Amount |
| **Total Crowd Notes outstanding after Offering (if minimum amount reached)** | $50,000.00 Principal Amount |
| **Maximum amount of Crowd Notes** | $250,000.00 Principal Amount |
| **Total Crowd Notes outstanding after Offering (if maximum amount reached)** | $250,000.00 Principal Amount |
| **Purchase price per Security** | $1.00 |
| **Minimum investment amount per investor** | $100.00 |
| **Offering deadline** | February 22, 2021 |
| **Use of proceeds** | See the description of the use of proceeds on page 32 hereof. |
| **Voting Rights** | See the description of the voting rights on page 42 hereof. |

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

**RISK FACTORS**

**Risks Related to the Company's Business and Industry**

***We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.***
We were incorporated under the laws of Delaware on November 13, 2019. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

***The development and commercialization of our products is highly competitive.***
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have

significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

***We rely on other companies to provide raw materials, formulations, packaging components, compounding and ingredients for our products.***

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials, formulations, packaging components, compounding and ingredients which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material, formulation, packaging component, compound and ingredient.

***We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.***

In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

***Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.***

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

***Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.***

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

***In general, demand for our products and services is highly correlated with general economic conditions.***

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

***The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.***

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

***Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.***

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

***Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.***

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by using third-party software that encrypts this information. The expenses associated with protecting our information/ these steps could reduce our operating margins.

***The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.***

In particular, the Company is dependent on Elizabeth Kost and Jason Foraker who are Co-Founders of the Company. The Company has or intends to enter into employment agreements with Elizabeth Kost and Jason Foraker although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Elizabeth Kost or Jason Foraker or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

***We rely on various intellectual property rights, including trademarks in order to operate our business.***

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

***From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.***

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

***The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.***

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

***Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.***

The Company is dependent on Elizabeth Kost and Jason Foraker in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Elizabeth Kost or Jason Foraker die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

***We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the US.***
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

***We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.***
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

***The Company has indicated that it has engaged in certain transactions with related persons.***
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

***Changes in employment laws or regulation could harm our performance.***
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

***Maintaining, extending and expanding our reputation and brand image are essential to our business success.***
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

***Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.***
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

***We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.***
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

***We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.***
The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of chemicals, raw materials, crops or other commodities, shipping and fuel prices. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to

purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of raw materials as well as glass bottles, mylar bags and corrugated fiberboard packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

***Substantial disruption to production at our manufacturing and distribution facilities could occur.***
A disruption in production at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

***Future product recalls or safety concerns could adversely impact our results of operations.***
We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

***The consolidation of retail customers could adversely affect us.***
Retail customers in our major markets may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

***Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.***

Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

***Significant additional labeling or warning requirements may inhibit sales of affected products.***

Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

***Because our business is seasonal, with the highest volume of net sales during the fourth quarter, adverse events during the fourth quarter could materially affect our financial statements as a whole.***

We generally recognize our highest volume of net sales during the holiday selling season, which occurs in the fourth quarter of our fiscal year. In anticipation of this holiday, we purchase substantial amounts of seasonal inventory. Adverse events, such as deteriorating economic conditions, higher unemployment, higher gas prices, public transportation disruptions, or unanticipated adverse weather could result in lower-than-planned sales during the holiday season. An excess of seasonal merchandise inventory could result if our net sales during the holiday selling season fall below seasonal norms or expectations. If our fourth quarter sales results were substantially below expectations, our financial performance and operating results could be adversely affected by unanticipated markdowns, especially in seasonal merchandise.

***The seasonality of our business places increased strain on our operations.***

A disproportionate amount of our sales normally occur during our fourth quarter. If we do not stock or are otherwise unable to source products sufficient to meet customer demand, our business would be adversely affected. If we liquidate products, as we have in the past, we may be required to take significant inventory markdowns or write-offs, which could reduce profits. We may experience an increase in our shipping cost due to complimentary upgrades, split-shipments, and additional long-zone shipments necessary to ensure timely delivery for the holiday season. If too many customers access our Website within a short period of time due to increased holiday demand, we may experience system interruptions that make our Website unavailable or prevent us from efficiently fulfilling orders, which may reduce the volume of goods we sell and the attractiveness of our products and services. In addition, we may be unable to adequately staff our fulfillment and customer service centers during peak periods, and delivery services and other fulfillment companies and customer service providers may be unable to meet the seasonal demand.

***Our profitability may be negatively affected by inventory shrinkage.***
We are subject to the risk of inventory loss and theft. We experience significant inventory shrinkage and cannot be sure that incidences of inventory loss and theft will decrease in the future or that the measures we are taking will effectively reduce the problem of inventory shrinkage. Although some level of inventory shrinkage is an unavoidable cost of doing business, if we were to experience higher rates of inventory shrinkage or incur increased security costs to combat inventory theft, our business and results of operations could be affected adversely.

***Failure to execute our opportunistic buying could adversely affect our business.***
We purchase the majority of our inventory opportunistically, with our buyers purchasing close to need. Establishing the "treasure hunt" nature of the off-price buying experience to drive traffic to our stores requires us to offer changing assortments of merchandise in our stores. While opportunistic buying provides our buyers the ability to buy at desirable times and prices, in the quantities we need and into market trends, it places considerable discretion in our buyers, subjecting us to risks related to the pricing, quantity, nature and timing of inventory flowing to our stores. If we are unable to provide frequent replenishment of fresh, high quality, attractively priced merchandise in our stores, it could adversely affect traffic to our stores as well as our sales and margins. We base our purchases of inventory, in part, on our sales forecasts. If our sales forecasts do not match customer demand, we may experience higher inventory levels and need to markdown excess or slow-moving inventory, leading to decreased profit margins, or we may have insufficient inventory to meet customer demand, leading to lost sales, either of which could adversely affect our financial performance.

We need to purchase inventory sufficiently below conventional retail to maintain our pricing differential to regular department and specialty store prices and to attract customers and sustain our margins, which we may not achieve at various times and which could adversely affect our results.

***Failure to execute our inventory management process could adversely affect our business.***
We must also properly execute our inventory management strategies by appropriately allocating merchandise among our stores, timely and efficiently distributing inventory to stores, maintaining an appropriate mix and level of inventory in stores, appropriately changing the allocation of floor space of stores among product categories to respond to customer demand and effectively managing pricing and markdowns, and there is no assurance we will be able to do so. Failure to effectively execute our inventory management strategies could adversely affect our performance and our relationship with our customers.

***Our business may be adversely affected by catastrophic events and extreme or unseasonable weather conditions.***
Unforeseen events, including war, terrorism and other international conflicts, public health issues and natural disasters such as earthquakes, hurricanes or tornadoes, whether occurring in the United States or abroad, could disrupt our supply chain operations, international trade or result in political

or economic instability. Any of the foregoing events could result in property losses, reduce demand for our products or make it difficult or impossible to obtain merchandise from our suppliers.

Extreme weather conditions in the areas in which our stores are located, particularly in markets where we have multiple stores, could adversely affect our business. For example, heavy snowfall, rainfall or other extreme weather conditions over a prolonged period might make it difficult for our customers to travel to our stores and thereby reduce our sales and profitability. Our business is also susceptible to unseasonable weather conditions. For example, extended periods of unseasonably warm temperatures during the winter season or cool weather during the summer season could render a portion of our inventory incompatible with those unseasonable conditions. Reduced sales from extreme or prolonged unseasonable weather conditions could adversely affect our business.

***We may not timely identify or effectively respond to consumer trends or preferences, whether involving physical retail, e-commerce retail or a combination of both retail offerings, which could negatively affect our relationship with our customers and the demand for our products and services.***

It is difficult to predict consistently and successfully the products and services our customers will demand. The success of our business depends in part on how accurately we predict consumer demand, availability of merchandise, the related impact on the demand for existing products and the competitive environment, whether for customers purchasing products at our stores and clubs, through our e-commerce businesses or through the combination of both retail offerings. A critical piece of identifying consumer preferences involves price transparency, assortment of products, customer experience and convenience. These factors are of primary importance to customers and they continue to increase in importance, particularly as a result of digital tools and social media available to consumers and the choices available to consumers for purchasing products online, at physical locations or through a combination of both retail offerings. Failure to timely identify or effectively respond to changing consumer tastes, preferences (including the key factors described above) and spending patterns, whether for our physical retail offerings, e-commerce offerings or through a combination of these retail offerings, could negatively affect our relationship with our customers and the demand for our products and services.

***Decreases in discretionary consumer spending may have an adverse effect on us.***

A substantial portion of the products and services we offer are products or services that consumers may view as discretionary items rather than necessities. As a result, our results of operations are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Difficult macroeconomic conditions, particularly high levels of unemployment, also impact our customers' ability to obtain consumer credit. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs could reduce consumer spending or change consumer purchasing habits. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

***If we do not continue to source new products, our ability to compete will be undermined, and we may be unable to implement our business plan.***

Our ability to compete in the direct marketing industry and to expand into the traditional retail environment depends to a great extent on our ability to develop or acquire new innovative products under particular brands and to complement these products with related families of products under those brands. If we do not source new products as our existing products mature through their product life cycles, or if we do not develop related families of products under our brands, we will not be able to implement our business plan, and the value of your investment may decrease.

***Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.***
The success of our business largely depends on our ability to provide superior customer experience and high quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly website interface for our customers to browse and purchase our products, reliable and timely delivery of our products, and superior after sales services. Our sales may decrease if our website services are severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide our product delivery and return services in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected. In addition, we also depend on our call center and online customer service representatives to provide live assistance to our customers. If our call center or online customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be negatively affected and we may lose potential or existing customers and experience a decrease in sales. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

***We depend upon designers, vendors and other sources of merchandise, goods and services.***
Our business could be affected by disruptions in, or other legal, regulatory, political or economic issues associated with, our supply network. Our relationships with established and emerging designers have been a significant contributor to our past success. Our ability to find qualified vendors and access products in a timely and efficient manner is often challenging. In addition, our procurement of all our goods and services is subject to the effects of price increases, which we may or may not be able to pass through to our customers. All of these factors may affect our ability to access suitable merchandise on acceptable terms, are beyond our control and could negatively affect our business and results of operations.

***Our advertising and marketing efforts may be costly and may not achieve desired results.***
We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

***We may be required to collect sales tax on our direct marketing operations.***
With respect to the direct sales, sales or other similar taxes are collected primarily in states where we have retail stores, another physical presence or personal property. However, various states or foreign countries may seek to impose sales tax collection obligations on out-of-state direct mail companies. A successful assertion by one or more states that we or one or more of our subsidiaries should have collected or should be collecting sales taxes on the direct sale of our merchandise could have an adverse effect on our business.

***Government regulation is evolving and unfavorable changes could harm our business.***
We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, e-commerce, electronic devices, and other services. Existing and future laws and regulations may impede our growth. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic device certification, electronic waste, energy consumption, environmental regulation, electronic contracts and other communications, competition, consumer protection, web services, the provision of online payment services, information reporting requirements, unencumbered Internet access to our services, the design and operation of websites, the characteristics and quality of products and services, and the commercial operation of unmanned aircraft systems. It is not clear how existing laws governing issues such as property ownership, libel, and personal privacy apply to the Internet, e-commerce, digital content, and web services. Jurisdictions may regulate consumer-to-consumer online businesses, including certain aspects of our seller programs. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

***Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.***
Our business is subject to a wide array of laws and regulations. The current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment regarding topics such as privacy and information security, product safety or environmental protection, including regulations in response to concerns regarding climate change, collective bargaining activities, minimum wage laws and health care mandates, among others, could also cause our compliance costs to increase and adversely affect our business and results of operations.

***Our profitability is vulnerable to cost increases, inflation and energy prices.***
Future increases in our costs, such as the cost of merchandise, shipping rates, freight and fuel costs, and store occupancy costs, may reduce our profitability. The minimum wage has increased or is scheduled to increase in multiple states and local jurisdictions, and there is a possibility Congress will increase the federal minimum wage. These cost changes may be the result of inflationary pressures, which could further reduce our sales or profitability. Increases in other operating costs, including changes in energy prices, wage rates and lease and utility costs, may increase our costs of sales or operating expenses and reduce our profitability.

***There is limited availability of hemp clinical studies.***
Although industrial hemp has a long history of human usage, and the Company believes all of its products to be safe when taken as directed by the Company, there is little long-term experience with human usage of certain of these innovative product ingredients or combinations thereof in concentrated form. Although the Company performs research and/or tests the formulation and production of its products, there is limited clinical data regarding the safety and benefits of using industrial hemp-based products. Any instance of illness or negative side effects of using industrial hemp-based products would have a material adverse effect on our business and operations.

***Due to controversy over the cannabis plant within the United States, we face challenges getting our products into stores.***

Our Company intends to release products that contain no THC that are legal for topical use within the U.S. however, we anticipate that we may face scrutiny and run into issues getting our products into stores due to hesitation by retailers to carry any product even affiliated with the cannabis plant, as well as federal, state and local regulations that may restrict our ability to sell CBD or other hemp related products.

***FDA regulation of hemp products could negatively affect the hemp industry and our financial condition.***

FDA's authorities under the FD&C Act and section 351 of the PHS Act were specifically preserved by the Farm Bill making cannabis and cannabis-derived products subject to the same authorities and requirements as FDA-regulated products containing any other substance. The FDA may require clinical trials to verify efficacy and safety of hemp products. It is also possible that the FDA would ban hemp for topical use. In the event that some or all of these regulations are imposed, we do not know what the impact would be on the hemp industry, including what costs, requirements and possible prohibitions may be enforced. If we are unable to comply with the regulations or registration as prescribed by the FDA, we may be unable to continue to operate.

***We may have difficulty accessing the service of banks, which may make it difficult to contract for real estate needs.***

Financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statute and the Bank Secrecy Act. Recent guidance issued by FinCen, a division of the U.S. Department of the Treasury clarifies how financial institutions can provide services to cannabis related businesses consistent with their obligations under the Bank Secrecy Act. Furthermore, supplemental guidance from the U.S. Department of Justice directs federal prosecutors to consider the federal enforcement priorities enumerated in the "Cole Memo" when determining whether to charge institutions or individuals with any of the financial crimes described above based upon cannabis-related activity. Nevertheless, banks remain hesitant to offer banking services to cannabis-related businesses. Consequently, those businesses involved in the regulated medical-use cannabis industry continue to encounter difficulty establishing banking relationships. Our inability to maintain our current bank accounts would make it difficult for us to operate our business, increase our operating costs, and pose additional operational, logistical and security challenges and could result in our inability to implement our business plan.

***Laws and regulations affecting the regulated hemp industry are constantly changing, which could materially adversely affect our proposed operations, and we cannot predict the impact that future regulations may have on us.***

Local, state and federal hemp laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. It is also possible that regulations may be enacted in the future that will be directly applicable to our proposed business. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

***Our business, results of operations, and financial condition may be impacted by the recent coronavirus (COVID-19) outbreak.***

With respect to the ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, the outbreak has caused substantial disruption in international and U.S. economies and markets. The outbreak has potential to have an adverse impact on the entertainment industry and, if repercussions of the outbreak are prolonged, could have a significant adverse impact on our business, which could be material. The Company's management cannot at this point estimate the impact of the outbreak on its business and no provision for this outbreak is reflected in the accompanying financial statements.

***The Company has the right to conduct multiple closings during the Offering.***

If the Company meets certain terms and conditions, and more than thirty (30) days remain before the Offering Deadline, an intermediate close of the Offering can occur, which will allow the Company to draw down on the first $75,000 of the proceeds of the Offering committed and captured during the relevant period, as well as every $125,000 raised after. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

**Risks Related to the Securities**

***Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the Intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.***

Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the Intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The Intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the Intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the Intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

***The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.***

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

***Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.***
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

### *No Guarantee of Return on Investment*
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

### *A majority of the Company is owned by a small number of owners.*
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 77.48% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of  directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

### *You will not have a vote or influence on the management of the Company.*
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

### *The Company has the right to extend the Offering deadline.*
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at

which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

***There is no present market for the Securities and we have arbitrarily set the price.***
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

***Purchasers will be unable to declare the Security in "default" and demand repayment.***
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

***The Company may never elect to convert the Securities or undergo a liquidity event.***
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

***The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.***
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

***Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.*** There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

***The Company has the right to conduct multiple closings during the Offering.*** If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

## BUSINESS

### Description of the Business
At Fog & Tree, we formulate, design and market plant-based personal care products that allow consumers to incorporate the potential holistic benefits of cannabis into their daily routine. We currently sell to both wholesale accounts and direct to consumers from the Fog & Tree website.

**Business Plan**

Fog & Tree uses an intensive distribution strategy in an attempt to maximize revenue and is also focused on its higher-margin direct-to-consumer (DTC) channel. The Company has a contract with a beauty brokerage firm to handle contract negotiations with larger retailers, and its working with a digital agency to grow the DTC business using influencers and collaborations. The Company's product line is currently available on its website and through numerous retail partners.

**History of the Business**

In December 2018, the concept for Fog & Tree was developed and launched with resources from its predecessor company Purple Line Media, LLC. From January 2019 to November 2019, Fog & Tree's sales and expenses were funneled through Purple Line Media, LLC. along with any applications for intellectual property including trademarks, patents, etc. In November 2019, PLM Brands Corp. ("PLMB"), a Delaware company, was founded, and all intellectual property and necessary operating resources for the Fog & Tree business model were transferred from Purple Line Media, LLC to PLM Brands, Corp. The two entities now exist independent of one another. PLMB's focus will be on sourcing, manufacturing, and selling products under the Fog & Tree brand, while Purple Line Media now operates as marketing, promotion, and packaging company.

**The Company's Products and/or Services**

| Product / Service | Description | Current Market |
|---|---|---|
| Personal Care Products | Current product offerings include a cannabis essential oil eau de parfum, a CBD beard conditioner, and a CBD hair mask. | Our channels of distribution include direct-to-consumer channels grocery chains, large retail, salons, and small brick-and-mortar businesses. |

Fog & Tree plans to release a home fragrance candle and a female fragrance in a roller-ball format in the fourth quarter of 2020. We intend to use the proceeds of the Offering to complete these two projects.

**Competition**

The Company's primary competitors are Heretic, 19-69, Maison Margiela, and Malin+Goetz, among others.

We compete with other fragrance and CBD personal care products in both the niche and mass market sectors. We work with a natural fragrance perfumer that also sits on our board of advisors. We believe that our clean ingredients and strategic industry partnerships provide differentiation from our competition.

**Customer Base**

Our target market is college-educated millennials aged 25-to-38 with an average annual income of $35,000 to $65,000. They are self-starters and adventurers who love to travel, drink craft cocktails, and eat exotic foods.

**Intellectual Property**

*Trademarks*

| Application or Registration # | Goods / Services | Mark | File Date | Country |
|---|---|---|---|---|
| 87849388 | Clothing, namely, t-shirts, graphic t-shirts, short-sleeved or long-sleeved t-shirts, shirts, hoodies, jackets, pants, and shorts; hats; baseball caps and hats; beanies; socks | Trademark | March 26, 2020 | United States |
| 87849384 | Candles; scented candles; perfumed candles; aromatherapy fragrance candles | Trademark | March 26, 2020 | United States |
| 87849366 | Fragrances and perfumery; fragrances for personal use; perfume; cologne; perfume oils; perfume oils for the manufacture of cosmetic preparations; liquid perfumes; perfumed creams; perfumed body lotions; body cream; scented body lotions and creams; aromatic preparations, namely, skin creams, skin lotions, body sprays and non-medicated soaps; body spray; scented body spray; skin and body topical lotions, creams, and oils for cosmetic use; aromatic preparations, namely body creams, lotions, and soaps; soaps; body cream soaps; essential oils; aromatic essential oils; terpenes being essential oils; perfumery, essential oils; essential oils for use in the manufacture of scented products; essential oils for aromatherapy use; cosmetic preparations for body care; beauty creams and lotions for body care; skin care preparations, namely, body balm and body polish; fragranced body care preparations, namely, body scrubs, shower gels, non-medicated soaps, body cream soaps and body oils | Trademark | March 26, 2020 | United States |

| | | | | |
|---|---|---|---|---|
| 88775149 | Fragrances and perfumery; fragrances for personal use; perfume; cologne; perfume oils; perfume oils for the manufacture of cosmetic preparations; liquid perfumes; perfumed creams; perfumed body lotions; body cream; scented body lotions and creams; aromatic preparations, namely, skin creams, skin lotions, body sprays and non-medicated soaps; body spray; scented body spray; skin and body topical lotions, creams, and oils for cosmetic use; aromatic preparations, namely, body creams, lotions, and soaps; soaps; body cream soaps; essential oils; aromatic essential oils; terpenes being essential oils; perfumery, essential oils; essential oils for use in the manufacture of scented products; essential oils for aromatherapy use; cosmetic preparations for body care; beauty creams and lotions for body care; skin care preparations, namely, body balm and body polish; fragranced body care preparations, namely, body scrubs, shower gels, non-medicated soaps, body cream soaps and body oils | Trademark | January 27, 2020 | United States |
| 88775147 | Candles; scented candles; perfumed candles; aromatherapy fragrance candles | Trademark | January 27, 2020 | United States |

**Governmental/Regulatory Approval and Compliance**

The Company is dependent on the following regulatory approvals:

| Line of Business | Government Agency | Type of Approval | Application Date | Grant Date |
|---|---|---|---|---|
| Retailer License | Delaware Division of Revenue | License Number: 2020700439 | January 16, 2020 | January 16, 2020 |

Our business is subject to the Food and Drug Administration and various other U.S. laws and regulations. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by these various governmental bodies.

**Litigation**

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

**Other**

The Company's principal address is 1633 Avery Road, San Marcos, California 92078.

The Company conducts business in California and the greater United States.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

**Exhibit B** to this Form C/A is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. Exhibit B is incorporated by reference into this Form C/A.

## USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

| Use of Proceeds* | % of Minimum Proceeds Raised | Amount if Minimum Raised | % of Maximum Proceeds Raised | Amount if Maximum Raised |
|---|---|---|---|---|
| Intermediary Fees | 5.00% | $2,500 | 5.00% | $12,500 |
| General Marketing | 40.00% | $20,000 | 8.00% | $20,000 |
| Manufacturing | 25.00% | $12,500 | 40.00% | $100,000 |
| Future Wages | 30.00% | $15,000 | 6.00% | $15,000 |
| General Working Capital | 0.00% | $0 | 40.00% | $100,000 |
| Sampling Program | 0.00% | $0 | 1.00% | $2,500 |
| **Total** | **100.00%** | **$50,000** | **100.00%** | **$250,000** |

*The Use of Proceeds chart is not inclusive of fees paid for use of the Form C/A generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company will pay to the Intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and will receive a number of Crowd Notes of the Company that is equal to two percent (2.0%) of the total number of Crowd Notes sold by the Company in the Offering.

_____

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds due to a change in business or market conditions.


**DIRECTORS, OFFICERS AND EMPLOYEES**

The directors, or managers, and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

*Name*
Elizabeth Kost

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*
November 2019 – Present
        Co-Founder, CEO, and Director

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*
Elizabeth is a Co-Founder of the Company and the Company's most senior executive officer. She is responsible for the Company's administrative affairs, which include the duties normally reserved for a director of marketing and a financial officer. Elizabeth has been working in the cannabis industry since 2015. Prior to Fog & Tree she founded Purple Line Media, a packaging design studio for multiple cannabis companies. She has pivoted to creating experiential all-natural self-care products. Elizabeth was selected as a top-10 finalist, from among 300 other entrepreneurs, to participate in the Canopy Boulder Accelerator program for CBD and cannabis related businesses. She has also been featured on podcasts such as the Canna Mom Show and Vote Pro Pot.  Elizabeth has a Bachelor of Arts from the Columbia College of Chicago.

March 2017- December 2019
        Purple Line Media - CEO

January 2010 – March 2017
        Winery Exchange - Associate Director Art Production,

*Name*
Jason Foraker

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*
November 2019 – Present
        Co-Founder, President, and Director

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

Jason is a Co-Founder of the Company and has a seat on the Company's board. He is responsible for the Company's administrative and creative affairs. Jason was an original co-founder of Purple Line Media with Elizabeth. Prior to that, he was the creative services lead at Crystal Geyser Water Co. and an art director at Liquid Image Co. He has won two GD America Design awards and his work has been featured on billboards in Times Square and on a design blog called The Dieline. Jason has a Bachelor of Arts in Design and Digital Photography from the Columbia College of Chicago.

March 2015 – December 2019
    Purple Line Media – President and Creative Director

January 2014 – March 2015
    Crystal Geyser Water - Creative Lead/Art Director,

January 2013 – January 2014
    Liquid Image Co - Art Director,

***Indemnification***

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

**Employees**

The Company currently has 2 employees in California, United States.

**CAPITALIZATION AND OWNERSHIP**

**Capitalization**

*The Company has issued the following outstanding Securities:*

| | |
|---|---|
| **Type of security** | Common Stock |
| **Amount authorized** | 7,500,000 |
| **Amount outstanding** | 4,413,043 |
| **Voting Rights** | One vote per share |
| **Anti-Dilution Rights** | CB5, LLC ("Canopy Boulder" currently owns 8% of the fully diluted common stock of the Company. As a condition of its participation in the Canopy Boulder program, the Company agrees to issue additional shares to maintain this 8% ownership interest. |
| **How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF** | Please see above. |
| **Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).** | 100% |

Under the PLM Brands Corp. Equity Incentive Plan, 750,000 shares of Common Stock remain available for future issuance to officers, directors, employees and consultants of the Company. Currently, no shares have been issued pursuant to restricted stock purchase agreements and/or the exercise of outstanding options and no options to purchase shares have been granted and are currently outstanding.

| | |
|---|---|
| **Type of security** | Convertible Notes |
| **Amount outstanding** | $100,000 |
| **Voting Rights** | N/A |
| **Anti-Dilution Rights** | CB5, LLC ("Canopy Boulder" currently owns 8% of the fully diluted common stock of the Company. As a condition of its participation in the Canopy Boulder program, the Company agrees to issue additional shares to maintain this 8% ownership interest. |
| **Interest rate & payment schedule** | 8% |
| **Amortization schedule** | Per annum |
| **Describe any collateral or security** | N/A |

| | |
|---|---|
| **Maturity date** | November 21, 2021 |
| **How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF** | See above. |
| **Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).** | Upon the closing of an equity financing in the amount of at least $250,000, the Notes' principal balance and interest due will convert into the equity securities sold in such equity financing at a price per share equal to the lesser of 80% of the equity financing price per share or $2.5 million divided by the number of outstanding shares of the Company's common stock immediately prior to the equity financing. |
| **Other material terms** | Principal and interest (increased to 12.5%) become immediately due and payable upon default as defined in the Note.<br><br>Upon a sale of the Company, the Note holders will be paid an amount equal to three times (3x) any outstanding principal plus unpaid accrued interest or redeemed for the same amount of cash and/or securities that the note holder would have received had the entire outstanding principal balance and accrued unpaid interest converted to senior securities at the $2.5 million conversion cap immediately prior to the sale of the company.<br><br>The Notes may not be prepaid without written consent. |

*The Company has conducted the following prior Securities offerings in the past three years:*

| Security Type | Number Sold | Money Raised | Use of Proceeds | Offering Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| Common Stock | 413,043 | $100,000.00 | Accelerator fees and general working capital | December 16, 2019 | Rule 506(b) |
| Convertible Notes | 1 | $100,000.00 | Product development and general working capital | December 16, 2019 | Rule 506(b) |

**Ownership**
Fog & Tree is a Delaware corporation owned by the founders Jason Foraker and Elizabeth Kost.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Percentage Owned Prior to Offering |
|---|---|
| Elizabeth Kost | 38.7% |
| Jason Foraker | 38.7% |

**FINANCIAL INFORMATION**

**Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit F.**

**Operations**
Revenue for the Fog & Tree business line was $15,643 in 2019, mostly due to our eau de parfum as our CBD Beard Conditioner didn't launch until November of 2019.

Year to date through August 2020, Fog & Tree has generated sales of $7,435. Despite the pandemic caused by the spread of the novel strain of coronavirus (COVID-19) and the sudden temporary closings of our wholesale accounts, sales are up from last year and have been driven solely by our focus on direct-to-consumer sales.

Given the current economic conditions resulting from the COVID-19 pandemic, we have pivoted our current distribution strategy to focus on our direct-to-consumer channel. We have several resources committed to growing our social media brand presence as well as our direct-to-consumer outreach through content development, collaborations and education.

**Liquidity and Capital Resources**

The Offering proceeds will help us expand our portfolio of products and contribute marketing dollars towards our DTC growth. As of the close of August 2020, the Company had $341 in cash on hand and its average monthly cash burn, to date, for 2020 was $11,990.  The Company intends to rely on selling inventory, filling upcoming orders, and raising additional capital to fund operations over the near future.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

**Capital Expenditures and Other Obligations**

The Company does not intend to make any material capital expenditures in the future.

**Material Changes and Other Information**

**Trends and Uncertainties**

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment.  Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

**THE OFFERING AND THE SECURITIES**

**The Offering**

The Company is offering up to $250,000.00 in principal amount of Crowd Notes for up to $250,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by February 22, 2021 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $250,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a At the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

In the event that $75,000 in investments is committed and received by the escrow agent and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

In the event the Company does conduct the first of multiple closes, the Company agrees to only withdraw $75,000 from escrow and will only conduct the Intermediate Close if more than thirty (30) days remain before the Offering Deadline. The Company may only conduct another Intermediate Close before the Offering Deadline if: (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close; and (ii) more than thirty (30) days remain before the Offering Deadline.

The Company has agreed to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

*Commission/Fees*

The Company shall pay to the Intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

*Stock, Warrants and Other Compensation*

The Intermediary shall receive a number of Crowd Notes of the issuer that is equal to two percent (2.0%) of the total number of Crowd Notes sold by the issuer in the Offering.

*Transfer Agent and Registrar*

The Company will act as transfer agent and registrar for the Securities.

**The Securities**

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

**Authorized Capitalization**

See "CAPITALIZATION AND OWNERSHIP" above.

**Not Currently Equity Interests**

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

**Valuation Cap**

$2,500,000.00 ($2.5 million)

**Discount**

20%

**Conversion of the Crowd Notes.**

Upon the occurrence of a Qualified Equity Financing the Crowd Notes will convert into Conversion Units pursuant to the following:

  a.  If the investor is not a Major Investor, the Crowd Notes will convert into Conversion Units upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

  b.  If the investor is a Major Investor, the Company will convert the Crowd Notes into Conversion Units prior to the closing of the Qualified Equity Financing.

"**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Units following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Units in connection with such sale (or series of related sales).

**Conversion Mechanics.** Company shall convert the Crowd Notes into Conversion Units equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price. The issuance of Conversion Units pursuant to the conversion of the Crowd Notes shall be upon and subject to the same terms and conditions applicable to the Units sold in the Qualified Equity Financing; provided, however, that if the investor is not a Major Investor, the investor shall receive Units of a Shadow Series with certain limited rights.

"**Conversion Units**" shall mean with respect to a conversion of the Crowd Notes, the Company's Preferred Units issued in the Qualified Equity Financing.

"**Shadow Series**" shall mean series of the Company's Preferred Units that is identical in all respects to the Preferred Units issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Units in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Units), except that the liquidation preference per unit of the Shadow Series shall equal the Conversion Price and the following additional differences:

   i.   Shadow Series unitholders shall grant their vote on any matter that is submitted to a vote or for the consent of the unitholders of the Company (except for on matters required by law) by Irrevocable Proxy;

   ii.   Shadow Series unitholders shall receive quarterly business updates from the Company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

"**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Shadow Series unitholder, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Shadow Series unitholder.

"**Major Investor**" shall mean any investor in Crowd Notes in which the Purchase Price is equal to or greater than $25,000.

"**Outstanding Principal**" shall mean the total of the Purchase Price.

**Corporate Transaction**

In the event of a Corporate Transaction, the Company shall notify the investor in writing of the terms of the Corporate Transaction.

   i.   If the Corporate Transaction occurs prior to a Qualified Equity Financing, the investor shall receive the higher value received by either:

      a.   Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

      b.   Obtaining the Corporate Transaction Payment.

   ii.   If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert the Crowd Notes into Conversion Units pursuant to Conversion Mechanics described above.

"**Corporate Transaction**" shall mean:

i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the unitholders of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting units of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"**Corporate Transaction Payment**" shall mean an amount equal to two times (2.0X) the Purchase Price. If there are not enough funds to pay the investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Purchasers in proportion to their Purchase Price.

**Termination**

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

**Voting and Control**

The Securities do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Units, Shadow Series unitholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by Irrevocable Proxy.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

**Anti-Dilution Rights**

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

**Restrictions on Transfer**

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

**Other Material Terms**
The Company does not have the right to repurchase the Crowd Note. The investor agrees to take any and all actions determined in good faith by the Company's Director to be advisable to reorganize the instrument and any shares issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.


**TAX MATTERS**

**EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

**Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence.**

**Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.**

**EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.**

**TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST**

**Related Person Transactions**

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

*Loans*

| Related Person/Entity | Brother of the CEO |
|---|---|
| **Relationship to the Company** | None |
| **Total amount of money involved** | $11,000.00 |
| **Benefits or compensation received by related person** | 5% interest per annum |
| **Benefits or compensation received by Company** | General working capital |
| **Description of the transaction** | Promissory note signed in 2019 and paid off on July 6, 2020. |

**Profit Sharing Agreement**

| Related Person/Entity | Purple Line Media, LLC. |
|---|---|
| **Relationship to the Company** | Predecessor Company |
| **Total amount of money involved** | $164,900 ("Expenses") |
| **Benefits or compensation received by related person** | A quarterly fee of 25% of the sale of the Fog & Tree products |
| **Benefits or compensation received by Company** | Marketing, promotion, and packaging and services |
| **Description of the transaction** | Twenty five percent (25%) profit sharing agreement for design services signed in 2020. The total amount due is still outstanding. Profit sharing agreement shall terminate when Purple Line Media, LLC receives cash compensation in the amount of the Expenses. |

**Conflicts of Interest**

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

**OTHER INFORMATION**

**Bad Actor Disclosure**

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

# SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Elizabeth Kost
(Signature)

Elizabeth Kost
(Name)

CEO
(Title)


Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Elizabeth Kost
(Signature)

Elizabeth Kost
(Name)

CEO
(Title)

September 22, 2020
(Date)


/s/Jason Foraker
(Signature)

Jason Foraker
(Name)

President
(Title)

September 22, 2020
(Date)

We, Elizabeth Kost and Jason Foraker, being the CEO and President of PLM Brands Corp., a Corporation (the "Company"), hereby certify as of this that:

the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of and the related statements of income (deficit), stockholder's equity and cash flows for the years ended December 31, 2019 and 2018, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects.

/s/Elizabeth Kost
(Signature)

Elizabeth Kost
(Name)

CEO
(Title)

September 22, 2020
(Date)

/s/Jason Foraker
(Signature)

Jason Foraker
(Name)

President
(Title)

September 22, 2020
(Date)

| /s/Jason Foraker | /s/Jason Forake |
| --- | --- |
| (Signature) | (Signature) |
| | |
| Jason Foraker | Jason Foraker |
| (Name) | (Name) |
| | |
| President | President |
| (Title) | (Title) |
| | |
| August 13, 2020 | August 13, 202 |
| (Date) | (Date) |

**EXHIBITS**

| | |
|---|---|
| Exhibit A | Company Summary |
| Exhibit B | Subscription Agreement |
| Exhibit C | Crowd Note |
| Exhibit D | Pitch Deck |
| Exhibit E | Video Transcript |
| Exhibit F | Company Financials |

**EXHIBIT A**

*Company Summary*



MicroVentures



**Company:** Fog and Tree

**Market:** Beauty and Personal Care, Cannabis and CBD

**Product:** Niche fragrance and natural personal-care products infused with cannabis essential oils and other cannabinoids

## Company Highlights

- Since launching in November 2019, the company has run two successful promos, selling 211 units, with Touch of Modern, an e-commerce lifestyle products website with 14 million members[i]
- By the end of 2019, Fog & Tree products were sold in 27 locations including Saks Salon in NY
- Selected as a finalist out of 300 to participate in Canopy Boulder's accelerator program for cannabis related and CBD businesses
- The company's premier fragrance has been featured in Forbes magazine twice and is participating in the Luxury Meets Cannabis Conference / Forbes fundraising event for COVID-19 relief efforts

**EXECUTIVE SNAPSHOT**

Fog & Tree creates natural, fragrance and personal-care products that allows wearers to incorporate the potential holistic benefits of cannabis into their daily ritual. The company claims its versatile fragrance has countless olfactory benefits and can be put into anything from grooming products to home fragrances. The premier Fog & Tree eau de parfum fragrance has been featured in Forbes magazine twice, and Fog & Tree has signed online retail contracts with The Grommet and White Label CBD Market. The company distributes to vendors across the nation, and its product retailers include, ALTAR PDX, Birds Barber Shop, The Hemp Farmacy, and more.














The company is participating in the Luxury Meets Cannabis Conference (LMCC) fundraising event to help COVID-19 relief efforts in New York City. LMCC has partnered with Forbes to curate cannabis product bundles from participating brands to create a wide-ranging collection.



PERKS

---

*You are investing in a Crowd Note in this Offering. Perks are meant to be a thank you from the company for investing.* The perks below, subject to Regulation CF investment limits, are not inclusive of lower dollar amount perks, except where otherwise noted.

**$250:** Fog & Tree Neck Gaiter + Fog & Tree Product Sample Pack

**$500:** Fog & Tree 1oz Signature Eau de Parfum + Fog & Tree Neck Gaiter

**$1,000:** Fog & Tree full-size two pack includes: 1oz Signature Eau de Parfum, 1oz Beard Conditioner + Fog & Tree Neck Gaiter + Beard Comb + Additional product voucher

**$2,500:** Fog & Tree full-size variety pack includes: 1oz Signature Eau de Parfum, 1oz Beard Conditioner, three Fog & Tree single-use Hair Mask Treatments + Beard Comb + Microfiber Hair Towel + Fog & Tree Neck Gaiter + Additional product voucher

**$5,000:** Redwood Tree planted in your honor by the Redwood Forest Foundation + Fog & Tree full-size variety pack includes: 1oz Signature Eau de Parfum, 1oz Beard Conditioner, three Fog & Tree single-use Hair Mask Treatments + Beard Comb + Microfiber Hair Towel + Fog & Tree Neck Gaiter + Additional product voucher

COMPANY SUMMARY

---

Opportunity

Smelling like weed has historically carried a negative connotation, but with marijuana becoming more mainstream, more and more businesses are beginning to tap into the public's desire for earthy, woodsy, and marijuana-laden scents. In an August 2019 Bloomberg article, David Edwards, a professor of bioengineering at Harvard University, indicated that the appeal of cannabis-scented perfumes may lie in their ability to trigger fond memories from the past. "Olfactory nerves go right to the brain, very near to the hippocampus," he says. "We perceive scent very much like a memory, and it stays in our mind like a memory."[ii] As marijuana gains more acceptance, via legal regulations and public opinion, fragrance makers have begun capitalizing on the marijuana/CBD craze spreading across the consumer industry.[iii] Researchers anticipate the market for CBD products in the U.S. could reach $24 billion by 2023.[iv] According to MarketWatch, the global perfume and fragrance market has experienced continuous demand over the last few years and is projected to grow by 6% and reach $64.6 billion by 2023.[v]



Founded in 2018 in San Francisco, California, Fog & Tree creates experiential and natural personal care products infused with real cannabis essential oils to be used as aromatherapy in fragrances and beauty products. The company claims its versatile personal care products have numerous olfactory benefits and can be infused into anything from grooming products to personal and home fragrances. The company works with a natural fragrance perfumer, that also has a seat on the company's board of advisors, to develop base blended scents. The company aims to disrupt the fragrance industry by normalizing the use of potentially beneficial cannabis terpenes and other cannabinoids in daily personal care products.

Product

Fog & Tree provides a natural, plant-based personal-care product line blended with real cannabis essential oils. This process is repeatable, and the company is currently innovating on several fragrances to appeal to various consumer groups. By using cannabis terpenes in its products, the company aims to exploit the potential olfactory benefits of the cannabis plant and play into the growing popularity of both aromatherapy and dual-purpose products.

The company aims to help lift the stigma of the cannabis plant and educate its customers on the uses and possible benefits of terpenes and cannabinoids in their daily lives. While most flora and fauna contain one or two terpene compounds per plant, the cannabis plant contains more than 140 unique terpene compounds.[vi] Fog & Tree claims that the cannabis strains it collects terpenes from "contains compounds that reduce anxiety, relieve stress, and boost confidence making its fragrance perfect for that first date or a night out on the town."



*Fog & Tree – Eau de Parfum*

With Fog & Tree Eau de Parfum, the company aims to transport the senses to the redwood forests of the Pacific Northwest. The scent blends all-natural essential oils with cannabis terpenes to create an end result that is experiential, revealing woodsy and herbaceous base notes of cedar and redwood. The fragrance opens up to reveal heart notes of fresh coastal fog and vegetation, finished with a hint of cannabis. The Fog & Tree Eau de Parfum is also available in 1 ml sample bottles. It is tetrahydrocannabinol (THC) free and non-psychoactive.

• Made in California
• Infused with authentic cannabis essential oils
• All-natural ingredients
• THC free and non-psychoactive



MicroVentures

*Fog & Tree – CBD Beard Conditioner*

The company's beard conditioner is intended to take the wearer's senses on a trek through the Redwoods of the Pacific Northwest. The beard conditioner contains all-natural, CBD-infused cannabis essential oils from the heart of marijuana production, Humboldt County California. The Fog & Tree beard conditioner contains 30 mg of CBD per bottle and is infused with the company's signature scent.

FOG & TREE
CANNABIS BEARD CONDITIONER
INFUSED WITH CANNABIS ESSENTIAL OILS
NON-OILY FORMULA
FOG & TREE
CANNABIS BEARD CONDITIONER
NON-OILY FORMULA

- Non-greasy, all-natural formula
- Infused with authentic cannabis essential oils
- All-natural ingredients





*Fog & Tree CBD – Hair Mask Treatment*

The CBD hair mask treatment is meant to take the senses on a California road trip while soaking up the Pacific Northwest's golden sun. It's fortified with plant-based ingredients, cannabis essential oils and CBD. This treatment is lightly scented with rose eucalyptus, citrus and a hint of coastal fog.

FOG & TREE
FEMINIZED
CBD HAIR MASK
30MG CBD Per-Packet
FOG & TREE
FEMINIZED
CBD HAIR MASK
1.0 FL. OZ -30 ML

- Revives dry, damaged hair
- Infused with authentic cannabis essential oils
- 30 mg CBD per packet
- Convenient single-use 1oz packets

## Use of Proceeds and Product Roadmap


Amount if Minimum ($50,000) is Raised
Fees, $2,500
Future Wages, $15,000
General Marketing, $20,000
Manufacturing, $12,500


Amount if Maximum ($250,000) is Raised
Sampling Program, $2,500
General Working Capital, $100,000
Fees, $12,500
General Marketing, $20,000
Future Wages, $15,000
Manufacturing, $100,000

Fog & Tree intends to use the funds raised in this offering to extend its product line development in both the personal grooming and home fragrance sectors. This hopefully will aid in capturing a larger market share, attracting more retailers, and increasing the number of Fog & Tree products provided by current Fog & Tree retailers. The company also intends to deploy an influencer marketing and affiliate campaign to grow brand recognition and boost direct-to-consumer sales. Building a regional field sales team in California and New York will also be a focus.

If Fog & Tree raises the minimum amount of $50,000, it plans to use the proceeds primarily for the following:

- Intermediary fees (5%)
- General marketing (40%)
- Manufacturing (25%)
- Future Wages (30%)

If Fog & Tree raises the maximum amount of $250,000, it plans to use the proceeds primarily for the following:

- Intermediary Fees (5%)
- General marketing (8%)
- Manufacturing (40%)
- Future wages (6%)
- General working capital (40%)
- Sampling Program (1%)

## Business Model

Fog & Tree uses an intensive distribution strategy, but it is focused on the direct-to-consumer (DTC) channel, which includes an 80% margin on its products. It also has a contract with a beauty brokerage firm to handle contract negotiations with larger retailers, and it's working with a digital agency to grow the DTC business using influencers and collaborations.

The company's product line is currently available on its website and through numerous retail partners. Pricing for its products are as follows:



- $10.00 – 1 ml sample
- $24.99 – Beard conditioner
- $24.00 – CBD hair mask treatment
- $68.00 – Eau de parfum

### USER TRACTION

Since the brand launched in December 2018, the company has run two successful promos with Touch of Modern, a members-only e-commerce website and app for lifestyle products. Fog & Tree has signed retail agreements with brick-and-mortar business throughout the U.S. and Canada. In addition, its products are currently available in Saks Salon in New York.

The company's flagship Fog & Tree eau de parfum fragrance has also been featured twice by Forbes magazine contributors. It has signed online retail contracts with The Grommet and White Label CBD Market. The company's product retailers include the following:

- CBD Beauty Corner
- The Grommet
- Prairie + Luna
- Hamilton & Adams
- Studio 24E

- Birds Barbershop
- Len Collective
- White Label CBD Market
- The Hemp Farmacy

- Altar PDX
- Cajun Cannabis (*Alternative Wellness*)
- Rustic Revival
- CBD Heaven ODTX



















## Revenue

| 2019 | Q1 2019 | Q2 2019 | Q3 2019 | Q4 2019 | Q1 2020 | Q2 2020 | Q3 2020 |
|---|---|---|---|---|---|---|---|
| Total Revenue | $2,746 | $3,779 | $5,280 | $3,838 | $3,270 | $3,714 | $451 |

Fog & Tree launched in December 2018 and began recognizing sales in January 2019. As of August 2020, The company has generated approximately $23,078 in revenue since inception. Q3 2019 was the company's best sales period to date with a 39.7% quarter-over-quarter increase in revenue. The Company attributes this increase to beard conditioner pre-order sales. Through August 2020, Fog & Tree has generated $7,435 in revenue year-to-date.



## Expenses

| 2019 | Q1 2019 | Q2 2019 | Q3 2019 | Q4 2019 | Q1 2020 | Q2 2020 | Q3 2020 |
|---|---|---|---|---|---|---|---|
| Total Expenses | $14,654 | $8,850 | $7,155 | $16,796 | $82,271 | $22,846 | $3,602 |

Since inception, overall expenditures—cost of goods sold (COGS) + operating expenses (OpEx)—have totaled $155,643 since inception, with COGS accounting for $40,035 and OpEx accounting for $115,600. Year-to-date, expenses have totaled $108,180 which represents a 296% increase over the same period in 2019. A majority of the expense came in Q1 2020 and were associated with marketing costs.





Net Income

| 2019 | Q1 2019 | Q2 2019 | Q3 2019 | Q4 2019 | Q1 2020 | Q2 2020 | Q3 2020 |
|---|---|---|---|---|---|---|---|
| Net Income | $(11,907) | $(5,071) | $(1,875) | $(12,958) | $(79,002) | $(19,132) | $(2,611) |

As of August 2020, Fog & Tree has generated a net loss of $132,557 since inception. Year-to-date, the company has incurred a net loss of $34,524 as of August 2020, up from a net loss of $16,076 over the same period in 2019. On average, the company has had a monthly net loss of $12,593 year-to-date for 2020. As of the close of August 31, 2020, the company had $341 in cash on hand and its average monthly cash burn for 2020 was $11,990. The company intends to rely on selling inventory, filling upcoming orders, and raising additional capital to fund operations over the near future.



INDUSTRY AND MARKET ANALYSIS

*CBD Oil Market*

According to Data Bridge Market Research, the CBD oil market is anticipated to expand at compound annual growth rate (CAGR) of 31.9% over the forecast period 2020 to 2027. The market's expansion is currently driven by the focus of unconventional applications of hemp extract and CBD oil for holistic medicinal purposes.[vii] According to Grandview Research, the global legal marijuana market is anticipated to reach $73.6 billion by 2027. The market is anticipated to expand at a CAGR of 18.1% over the forecast period due to the increasing legalization of medicinal and recreational use.[viii]

*Beauty and Personal Care Market*

The beauty and personal care (BPC) industry has undergone a decline in the current COVID-19 pandemic environment. However, according to Grandview Research, the decline has not been as severe as that experienced by other industries. Although discretionary spending has declined, the BPC industry has witnessed a consumer behavioral shift toward safe and reliable products that have a low risk of contamination. Manufacturers are also focusing on improving e-commerce channels and supply lines.[ix]

*Global Perfume Market*



Fog & Tree's target customers include niche fragrance, CBD, and natural product consumers which all fall under the BPC vertical. According to the market research firm Imarc, the global perfume market reached a value of $40 billion in 2019 and is anticipated to grow at a CAGR of 3.4% to reach $49.4 billion by 2025. Market drivers include an increasing demand for youth-oriented and exotic fragrances. Rapid urbanization, increasing population, and aggressive marketing by manufacturers are also cited as market drivers.[x] The global beard grooming segment—an ancillary vertical—grew at a 5.6% CAGR during 2014 to 2019 due to an increasing trend among men to maintain hygiene and cleanliness.[xi]

In North America, the perfume market reached a value of $7.3 billion in 2019 and is forecast to grow at a CAGR of 2.8%, reaching $8.6 billion by 2025. Market growth in this segment can be attributed to increasing consumer spending on personal care items and a preference for a variety of fragrances.[xii]

Venture capital funding in the personal products industry has increased substantially in the past five years. In 2019, the personal products industry received a record funding amount of approximately $2.3 billion across 466 deals, a 43.5% increase from $1.6 billion across 400 deals in 2018. Funding in 2018—as a percentage—grew 91.7% from $832.6 million of funding across 315 deals in 2017. Other notable funding information for the industry includes the following: [xiii]

- The median pre-money valuation was $5.5 million in 2019, down from $7.8 million in 2018.
- The median deal size was $0.7 million in 2019, up from $0.6 million in 2018.
- Preliminary data for 2020 indicates that the median deal size is on the rise, growing by 98.6% from 2019.



COMPETITORS

**Heretic:** Heretic Parfum provides multiple fragrances and scented candles ranging from floral, citrus fruit, and spice to more adult scents such as Dirty Grass and Midnight Toker, which contain CBD. These scents are naturally derived and plant-based. Each one is made from 100% plant and flower materials and is clean and non-toxic. Heretic blends its fragrance materials in organic, non-GMO sugarcane alcohol, which are gender neutral, vegan,



and cruelty free. Prices for its eau de parfum range from $85 for a 15 ml bottle to $325 for a 100 ml bottle.[xiv] Its 10.5 oz candles cost $85 and burn for 40 hours.[xv]

**19-69:** Founded in Paris in 2017, 19-69 provides its own line of fragrances through high-end stores including Barneys, Scent Bar, Maxfield, Totokaelo, Kith, Notre, and Assembly New York. Johan Bergelin launched the company after a two-year creative process in collaboration with artisans from Scandinavia, France, and Italy. Today, 19-69 has launched a total of 13 perfumes and nine candles.[xvi] All of its fragrances are suitable for any gender and allow an individual to explore beauty across borders. Each scent is composed and inspired by a different era, culture, or setting from Africa, Europe, the U.S., or Asia. Its scents range from concepts such as Purple Haze, a throwback to the hippie movement and counterculture of the '60s, to Chronic, an acknowledgement of the cannabis culture in Southern California during the '90s. A 100 ml bottle costs 155.00€ (~$168).[xvii]

**Maison Margiela:** Founded in 1988 by Belgian Designer Martin Margiela, Maison Margiela is a haute couture French fashion house that provides women's and men's ready-to-wear, small leather goods, footwear, fine jewelry, fragrances, and interior designs. Its Replica line of fragrances features scents ranging from a Lazy Sunday Morning and By the Fireplace, to Springtime in the Park and the Jazz Club. The company offers 15 different eau de toilette fragrances and three eau de parfum fragrances. The company's Music Festival scent was launched in 2017 and has top notes of violet leaf, red apple, and cannabis, and base notes including cypress, leather, and cedar. Prices range from $30 for a 10 ml bottle to $130 for a 100 ml bottle.[xviii] Maison Margiela also offers candles of the same scents for $62.[xix]

**Malin+Goetz:** Founded by Matthew Malin and Andrew Goetz in Chelsea in March 2004, Malin+Goetz combines trusted natural ingredients with advanced technology to create luxury skincare and fragrances for modern, design-conscious individuals. Its products are suitable for all skin types and genders and are locally made in the New York area to limit its carbon footprint. The company currently has stores in New York, Los Angeles, San Francisco, London, and Hong Kong. It also distributes to luxury retailers and hotels and has airline and gym amenity partners globally. Its Cannabis eau de parfum is meant to bring to mind lazy afternoons spent dwelling on a favorite record and the lingering smokiness that clings somewhat inconveniently to clothes. The Cannabis fragrance is free of THC and costs $95 for a 50 ml bottle and $70 for a 100 ml bottle.[xx]

## EXECUTIVE TEAM



**Elizabeth Kost, CEO:** Elizabeth has been working in the cannabis industry since 2015. Prior to Fog & Tree she founded Purple Line Media, a packaging design studio for multiple cannabis companies. She has pivoted to creating experiential all-natural self-care products. Elizabeth was selected as a top-10 finalist, from among 300 other entrepreneurs, to participate in the Canopy Boulder Accelerator program for CBD and cannabis related businesses. She has also been featured on podcasts such as the Canna Mom Show and Vote Pro Pot.[xxi] Elizabeth has a Bachelor of Arts from the Columbia College of Chicago.





**Jason Foraker, President:** Jason was an original co-founder of Purple Line Media with Elizabeth. Prior to that, he was the creative services lead at Crystal Geyser Water Co. and an art director at Liquid Image Co. He has won two GD America Design awards and his work has been featured on billboards in Times Square and on a design blog called The Dieline. Jason has a Bachelor of Arts in Design and Digital Photography from the Columbia College of Chicago.

## PAST FINANCING

| Round | Date | Amount | Security | Price per Share | Interest Rate | Valuation/Cap |
|---|---|---|---|---|---|---|
| CBD Seed Funding | Dec-19 | $100,000 | Common Stock | $0.2421 | N/A | $1,250,000 |
| Convertible Note | Nov-19 | $100,000 | Convertible Debt | N/A | 8% | $2,500,000 |

| Investors: | • Canopy Boulder |
|---|---|

## INVESTMENT TERMS

**Security Type:** Crowd Note
**Round Size:** Min: $50,000 Max: $250,000
**Discount Rate:** 20%
**Valuation Cap:** $2.5 million
**Conversion Provisions:** In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share paid on a $2.5 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

## PRESS

**Leafly:** Gift These Infused Grooming Products to the Men in Your Life
**Forbes:** Valentine's Day Gift Guide: The Finest Cannabis-Themed Scents
**Green Market Report:** Valentine's Day Is Great For Cannabis Consumers - They Have More Sex
**Forbes:** Meet Pot's Most Prestigious Brands To Make The Luxury Meets Cannabis Conference Cut
**MG Retailer Magazine:** The Health & Wellness Report 2019: Cannabis, Hemp, and CBD Trends

## RISKS

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Investment Risk

***An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire***



**MicroVentures**

***investment.*** There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

**Company Risk**

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.



[i] https://www.entrepreneur.com/company/touch-of-modern

[ii] https://www.bloomberg.com/news/articles/2019-08-23/perfume-makers-embrace-marijuana-with-cannabis-scented-fragrances

[iii] https://www.bloomberg.com/news/articles/2019-08-23/perfume-makers-embrace-marijuana-with-cannabis-scented-fragrances

[iv] https://www.bloomberg.com/news/articles/2019-07-18/booming-demand-for-cbd-is-making-hemp-the-cannabis-cash-crop

[v] https://www.marketwatch.com/press-release/perfume-fragrances-market-size-share-2020-global-leading-players-industry-updates-future-growth-business-prospects-forthcoming-developments-and-future-investments-by-forecast-to-2023-2019-12-02

[vi] https://www.forbes.com/sites/sarabrittanysomerset/2019/01/31/valentines-day-gift-guide-the-finest-cannabis-themed-scents/#6ad8c33d2055

[vii] https://www.globenewswire.com/news-release/2020/04/20/2018808/0/en/CBD-Oil-Market-Size-2020-Industry-Share-Growth-Trends-Revenue-Analysis-Top-Leaders-Dr-Hemp-Me-Green-Roads-Royal-CBD-CBD-Oil-Europe-King-CBD-Says-DBMR-Analyst.html

[viii] https://www.grandviewresearch.com/press-release/global-legal-marijuana-market

[ix] https://www.grandviewresearch.com/industry-analysis/fragrances-market

[x] https://www.imarcgroup.com/perfume-manufacturing-plant

[xi] https://www.imarcgroup.com/beard-grooming-products-market

[xii] https://www.imarcgroup.com/North-america-perfume-market

[xiii] PitchBook Data, Inc.; Downloaded on May 13, 2020

[xiv] https://www.hereticparfum.com/product/dirty-grass/

[xv] https://www.hereticparfum.com/product/dirty-grass-candle/

[xvi] https://nineteen-sixtynine.com/the-company-the-brand/

[xvii] https://nineteen-sixtynine.com/product/purple-haze-parfum-19-69/

[xviii] https://www.maisonmargiela-fragrances.us/en/product/484374/replica-lazy-sunday-morning

[xix] https://www.maisonmargiela-fragrances.us/en/candles

[xx] https://www.malinandgoetz.com/cannabis-eau-de-parfum

[xxi] https://www.thecannamomshow.com/podcast/lizkostfogandtree

## EXHIBIT B

*Subscription Agreement*

*Subscription Agreement*

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE
SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN
REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY
STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON
THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND
SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE
LOSS OF THEIR ENTIRE INVESTMENT.

PLM Brands Corp.
1633 Avery Road
San Marcos, California 92078

Ladies and Gentlemen:

The undersigned understands that PLM Brands Corp, Inc., a Corporation organized under the
laws of Delaware (the "Company"), is offering up to $250,000 in Crowd Notes (the "Securities")
in a Regulation CF Offering. This Offering is made pursuant to the Form C/A, dated September
22, 2020 (the "Form C/A"). The undersigned further understands that the Offering is being made
pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012
and without registration of the Securities under the Securities Act of 1933, as amended (the
"Securities Act").

**1. Subscription.** Subject to the terms and conditions hereof and the provisions of the Form C/A,
the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page
hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as
described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject
to restrictions on transfer as set forth in this subscription agreement (the "Subscription
Agreement").

**2. Acceptance of Subscription and Issuance of Securities.** It is understood and agreed that the
Company shall have the sole right, at its complete discretion, to accept or reject this subscription,
in whole or in part, for any reason and that the same shall be deemed to be accepted by the
Company only when it is signed by a duly authorized officer of the Company and delivered to
the undersigned at the Closing referred to in Section 3 hereof.  Subscriptions need not be
accepted in the order received, and the Securities may be allocated among subscribers.

**3. The Closing.** The closing of the purchase and sale of the Securities (the "Closing") shall take
place at 11:59 p.m. Pacific Time on February 22, 2021, or at such other time and place as the
Company may designate by notice to the undersigned.

**4. Payment for Securities.** Payment for the Securities shall be received by Evolve Bank and
Trust (the "Escrow Agent") from the undersigned of immediately available funds or other means
approved by the Company at least two days prior to the Closing, in the amount as set forth on the
signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the

Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

**5. Representations and Warranties of the Company.** As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

**6. Representations and Warranties of the Undersigned.** The undersigned hereby represents and warrants to and covenants with the Company that:

*a) General.*
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene

any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

***b) Information Concerning the Company.***
i. The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

### c) No Guaranty.
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

### d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

### e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

**7. Conditions to Obligations of the Undersigned and the Company.** The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

**8. Obligations Irrevocable.** Following the Closing, the obligations of the undersigned shall be irrevocable.

**9. Legend.** The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

**10. Waiver, Amendment.** Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

**11. Assignability.** Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

**12. Waiver of Jury Trial.** THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

**13. Dispute Resolution.**

    **a) General Rule.**

    Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the State where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

    **b) Appeal of Award.**

Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

**c) Effect of Award.**

Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

**d) No Class Action Claims.**

NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

**14. Governing Law.** This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

**15. Section and Other Headings.** The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

**16. Counterparts.** This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

**17. Notices.** All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

| If to the Company: | 1633 Avery Rd.<br>San Marcos, California 92078<br>Attention: Elizabeth Kost |
|---|---|
| with a copy to: | BEVILACQUA PLLC<br>1050 Connecticut Avenue, NW<br>Suite 500<br>Washington, DC 20036<br>Attention: Louis A. Bevilacqua, Esq. |
| If to the Purchaser: | [PURCHASER ADDRESS]<br>[E-MAIL ADDRESS] |

**18. Binding Effect.** The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

**19. Survival.** All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

**20. Notification of Changes.** The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

**21. Severability.** If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

| **PURCHASER (if an individual):** |
|---|
| By_____ <br> Name: |

| **PURCHASER (if an entity):** |
|---|
| _____ <br> Legal Name of Entity <br><br> By_____ <br> Name: <br> Title: |

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

| **PLM Brands Corp, Inc.** |
|---|
| By_____ <br> Name: <br> Title: |

**EXHIBIT C**

*Crowd Note*

# PLM BRANDS CORP.

# CROWD NOTE

FOR VALUE RECEIVED, PLM Brands Corp. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $2.5 million.

The "**Discount**" is 20%.

The "**Offering Deadline**" is February 22, 2020.

**1. Definitions.**

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus any applicable Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however,</u> that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $250,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

    ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $50,000 raised via Regulation CF.

## 2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

    i. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

    ii. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    i. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        A. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

        B. Obtaining the Corporate Transaction Payment.

    ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

d. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a.  **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b.  **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c.  **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d.  **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e.  **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f.  **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g.  **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company,

4

or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

c. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

b. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however,</u>

that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Escrow Procedures**. Investor funds can be released from escrow if (a) the Target CF Minimum is reached on or before the Offering Deadline; or (b) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

**EXHIBIT D**

*Pitch Deck*

# FOG & TREE

## ALL NATURAL PRODUCTS

INFUSED WITH

### CANNABIS TERPENES



CALIFORNIA • BORN IN NORTHERN •

## Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

*Please see the end of this presentation for important risk disclosure information.*

At Fog & Tree, we bottle the essence of California. Our plant-based, personal care products are infused with beneficial hemp essential oils and cannabinoids for the ultimate self-care experience.


FOG & TREE
CANNABIS BEARD CONDITIONER
INFUSED WITH CANNABIS ESSENTIAL OILS
NON-OILY FORMULA
BORN IN NORTHERN CALIFORNIA
FOG & TREE
ALL NATURAL EAU DE PARFUM
CANNABIS TERPENES
FOG & TREE
CANNABIS BEARD CONDITIONER
FOG & TREE
FOG & TREE
Feminized
HAIR MASK
REVIVES DRY DAMAGED HAIR
INFUSED WITH CANNABIS ESSENTIAL OILS
FOG & TREE
Feminized
HAIR MASK
REVIVES DRY DAMAGED HAIR

# Company Mission



Our mission is to make you smell good and feel good by incorporating whole plant therapy into innovative product formats.

# We Love Branding & Cannabis



★ ★ ★ ★
# PURPLE LINE
— MEDIA —

## 2015-2018

The Fog & Tree Founders have been entrepreneurs in the Cannabis space since 2015, owning and operating a design studio specializing in cannabis branding and marketing.



**Elizabeth Kost**
Co-Founder/CEO



**Jason Foraker**
Co-Founder/President

# Products

CBD Hair Mask Three Pack

Retail: $24


FOG & TREE
Feminized
HAIR MASK
REVIVES DRY DAMAGED HAIR
INFUSED WITH CANNABIS ESSENTIAL OILS
Single Use
1.0 FL. OZ -30 ML

Cannabis Eau de Parfum

Retail: $68


BORN IN NORTHERN CALIFORNIA
FOG & TREE

CBD Beard Conditioner

Retail: $24.99


FOG & TREE
CANNABIS
BEARD
CONDITIONER

# Go To Market
## Distribution Strategy



**50%**
Grocery &
Drug Stores

Impulse aisle placement to
drive trial

**22%**
Brick & Mortar
& Salons

Regional focus on key
cities

**15%**
DTC

Invest in digital &
influencer marketing

**11%**
Large Retail

Focus on millennial-
centric stores

# Fog & Tree - In the News

**Leafly -** Gift These Infused Grooming Products to the Men in Your Life

**Forbes -** Valentine's Day Gift Guide: The Finest Cannabis-Themed Scents

**Green Market Report -** Valentine's Day Is Great For Cannabis Consumers - They Have More Sex

**Forbes -** Meet Pot's Most Prestigious Brands To Make The Luxury Meets Cannabis Conference Cut

**MG Retailer Magazine -** The Health & Wellness Report 2019: Cannabis, Hemp, and CBD Trends

**The Canna Mom Show -** Heightened Aromatherapy with Fog & Tree

**Vote Pro Pot-Cast -** Vote Pro Pot's CannaBiz Roundtable: Interview with Fog & Tree

# Reasons to Invest

With your help, we could be on the forefront of the movement. This is your opportunity to invest in a team of cannabis-brand experts.



FOG & TREE

THANK YOU

Fogandtree.com



# Risk Disclosures

## Investment Risk

***An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity.*** You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

# Risk Disclosures

<u>**Company Risk**</u>

*The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:*

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

# Risk Disclosures

## Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

*Video Transcript*

[Text Overlay – Elizabeth Kost Creator/CEO, Fog & Tree]

Hi, I'm Liz, creator and CEO of Fog & Tree, a Cannabis-centric personal-care company based in California. My [OBJ]co-Founder and I have been in the Cannabis space [OBJ] where[OBJ]owned a design studio that specialized in cannabis branding and packaging design[OBJ] In 2018, we decided to launch a brand of our own called Fog & Tree.

At Fog & Tree, we bottle the essence of California. Our plant-based, personal care products are infused with beneficial hemp essential oils and cannabinoids for the ultimate self-care experience.

Our mission is to make you smell good and feel good by incorporating whole plant therapy into innovative product formats.

We launched our first product in December of 2018 and by the end of 2019, Fog & Tree products were in 20 doors, including Saks Salon in New York and we're continuing to grow our sales in both the retail and direct-to-consumer channels.

By expanding our product line and augmented our marketing and sales efforts, this is your opportunity to invest in a team of cannabis-brand experts.

With your support and our marketing expertise, we could be poised for rapid growth in the booming cannabis business. Thank you.

# EXHIBIT F

*Company Financials*

PLM BRANDS, INC.

Compiled Financial Statements

December 31, 2018 and 2019

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT
Brandon A. Maresma, CPA

To Management
PLM Brands, Inc.
Petaluma, California

Management is responsible for the accompanying consolidated financial statements of PLM Brands, Inc. (a Delaware corporation) and its subsidiaries, which comprise the consolidated balance sheet as of December 31, 2018 and December 31, 2019, and the related consolidated statements of income and retained earnings and cash flows for the year then ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America. I have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. I did not audit or review the consolidated financial statements nor was I required to perform any procedures to verify the accuracy or completeness of the information provided by management. I do not express an opinion, a conclusion, nor provide any assurance on these consolidated financial statements.



Brandon A. Maresma, CPA
Jacksonville Beach, FL
August 25, 2020

PLM Brands, Inc.
Balance Sheet
December 31, 2019 and 2018

| Assets | | 2019 | | 2018 |
|---|---|---|---|---|
| Current Assets: | | | | |
| Cash and cash equivalents | $ | 33,982 | $ | 6,408 |
| Trade accounts receivable, net | | 6,042 | | 25,249 |
| Inventory | | 32,337 | | 38,200 |
| Total Current Assets | | 72,361 | | 69,856 |
| Total Assets | $ | 72,361 | $ | 69,856 |
| Liabilities and Stockholders' Equity | | | | |
| Liabilities: | | | | |
| Current Liabilities: | | | | |
| Credit Card Payable | $ | 5,845 | $ | 1,277 |
| Accounts Payable | | - | | 31,796 |
| N/P - Current | | 51,090 | | 20,321 |
| Franchise Tax Payable | | 2,071 | | - |
| Total Current Liabilities | | 59,005 | | 53,394 |
| Long Term Liabilities: | | | | |
| N/P - Long Term | | - | | 30,000 |
| Total Long Term Liabilities | | 0 | | 30,000 |
| Stockholders' Equity | | | | |
| Common Stock, $0.001 par, 7,000,000 shares authorized, 4,413,043 shares issued and outstanding | | 4,413 | | 4,000 |
| Additional paid-in capital | | 99,587 | | - |
| Retained Earnings (Deficit) | | (90,644) | | (17,537) |
| Total Stockholders' Equity | | 13,356 | | (13,537) |
| Total Liabilities and Member's Equity | $ | 72,361 | $ | 69,856 |

See accompanying notes and accountant's report

## PLM Brands, Inc.
## Statement of Income
## For the Years Ended December 31, 2019 and 2018

|                              | 2019         | 2018       |
|------------------------------|-------------:|-----------:|
| Sales                        | 335,255      | 576,365    |
| Cost of Goods Sold           | 183,246      | 469,671    |
| Gross Profit                 | 152,009      | 106,694    |
|                              |              |            |
| Expenses:                    |              |            |
| Advertising & Marketing      | 18,372       | 19,668     |
| Auto                         | 16,570       | 16,978     |
| Bank Charges & Fees          | 3,789        | 3,083      |
| Donation                     | 0            | 99         |
| Employee Benefits            | 0            | 311        |
| Insurance                    | 0            | 568        |
| Legal & Professional Services| 1,306        | 3,499      |
| Meals & Entertainment        | 0            | 150        |
| Merchant Fees                | 1,432        | 180        |
| Office Supplies & Software    | 4,405       | 14,433     |
| Outside Services             | 80,000       | 0          |
| Postage                      | 4,079        | 1,657      |
| Rent & Lease                 | 13,170       | 12,683     |
| Repairs & Maintenance        | 0            | 1,722      |
| Research & Development       | 504          | 280        |
| Taxes & Licenses             | 5,694        | 3,781      |
| Travel                       | 0            | 3,972      |
| Utilities                    | 4,266        | 6,154      |
| Miscellaneous                | 4,558        | 63         |
| Interest                     | 12,138       | 7,505      |
|                              | 170,283      | 96,787     |
|                              |              |            |
| Net Income (Loss)            | $ (18,274)   | $ 9,907    |

PLM Brands, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2019 and 2018

| Cash flows from operating activities: | | 2019 | | 2018 |
|---|---|---|---|---|
| Net income | $ | (18,274) | $ | 9,907 |
| Adjustments to reconcile net income to net cash provided: | | | | |
| Trade accounts and other receivables | | 19,206 | | (25,249) |
| Trade accounts and other payables | | (25,158) | | 32,586 |
| Inventory | | 5,863 | | (38,200) |
| Total adjustments to net income | | (89) | | (30,862) |
| Net cash provided by operating activities | | (18,363) | | (20,955) |
| | | | | |
| Cash flows from investing activities: | | | | |
| Purchase of fixed assets, net | | - | | - |
| Net cash used by investing activities | | - | | - |
| | | | | |
| Cash flows from financing activities: | | | | |
| Proceeds from issue of common stock | | 100,000 | | 4,050 |
| Loans payable bank – net | | 769 | | 50,321 |
| Distributions to members | | (54,833) | | (27,168) |
| Net cash used by financing activities | | 45,936 | | 27,202 |
| | | | | |
| Net increase in cash and cash equivalents | | 27,574 | | 6,247 |
| | | | | |
| Cash and cash equivalents, at beginning of year | | 6,408 | | 161 |
| Cash and cash equivalents, at end of year | $ | 33,982 | $ | 6,408 |
| | | | | |
| Supplementary disclosure of cash flow information: | | | | |
| | | | | |
| Cash paid during the year for: | | | | |
| Interest | | 12,138 | | 7,505 |

See accompanying notes and accountant's report

[4]

PLM Brands, Inc.
Statement of Changes in Stockholders' Equity
December 31, 2019 and 2018

| | Equity Shares and Additional Paid-In Capital | | Accumulated Deficit | Total Stockholders' Equity |
|---|---|---|---|---|
| | Shares | Amount | | |
| Balances as of Jan 1, 2018 | $ (50) | $ — | $ (276) | $ (326) |
| Net Income | | | 9,907 | 9,907 |
| Stockholders' contributions | 4,050 | | | 4,050 |
| Distributions | | | (27,168) | (27,168) |
| Balances as of December 31, 2018 | 4,000 | — | (17,537) | (13,537) |
| Net Income | | | (18,274) | (18,274) |
| Stockholders' contributions | 413 | 99,587 | | 100,000 |
| Distributions | | | (54,833) | (54,833) |
| Balances as of December 31, 2019 | $ 4,413 | $ 99,587 | $ (90,644) | $ 13,356 |

See accompanying notes and accountant's report

[5]

(1) Summary of Significant Accounting Policies

The accompanying notes and summary of significant accounting policies are an integral part of the financial statements.

a) Business Operations

PLM Brands, Inc. ("PLM") was formed on November 15, 2019 in the state of Delaware. For income tax purposes, the Company is treated as a C Corporation.

PLM was formed for the purpose of continuing the operations of Purple Line Media, LLC (Purple Line), and to facilitate crowdfunding activities. Purple Line was organized in California on February 17, 2015. In certain circumstances, regulations related to crowdfunding require that the activities of predecessor entities to be reported on a consolidated basis with the crowdfunding entity. PLM and Purple Line are presented here as consolidated financial statements to comply with crowdfunding regulations.

The principal operations of PLM take place in California and consists of sales of hemp products.

Purple line's principal operations also take place in California and consist of packaging, design, and marketing for consumer goods.

b) Basis of Presentation

These consolidated financial statements include all accounts of PLM and its predecessor, Purple Line. All significant intercompany transactions have been eliminated in the consolidation. The financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). The consolidated operations of PLM and Purple Line will be referred to hereafter as "the Company".

c) Risks and Uncertainties

The Company has had a limited operating history and has generated limited revenues from intended operations. Business and operations for Cannabis products are especially sensitive to general business, legal, and economic conditions.

(1) Summary of Significant Accounting Policies – (Cont.)

A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, technological changes, government policy changes, credit risk, negative press, delays in development or competition from similar companies. These adverse conditions could affect the Company's financial condition and the results of its operations.

d) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

e) Estimates

The preparation of financial statements, in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent asset and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

f) Trade Accounts Receivable

Management actively monitors outstanding customer balances and adjustments are made based on receivables that are determined to be not collectible. No allowance for doubtful accounts has been established by management as, from historical experience no such losses are anticipated.

g) Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight line method over the estimated useful lives of assets.

Additions, betterments, and replacements are capitalized, and maintenance is charged to expense as incurred.

The Company has not recorded any capitalized property or equipment as of December 31, 2018 or December 31, 2019.

PLM Brands, Inc.

Notes to Consolidated Financial Statements (Unaudited)

December 31, 2018 and 2019


(1) Summary of Significant Accounting Policies – (Cont.)


 h) Revenue Recognition

  The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) shipment or delivery has occurred or services have been provided (3) the fee is fixed or determinable; and (4) collection is reasonably assured.


 i) Income Taxes

  PLM has elected to be taxed as a C Corporation under the Internal Revenue Code. Under those provisions, the Company pays federal and state corporate income taxes on its taxable income.

  Purple Line operates as a pass-through entity and does not pay income tax on a federal or state level. Instead, the member is liable for federal and state income taxes on Purple Line's net taxable income on the individual income tax return.


 j) Fair Value of Financial Instruments

  The carrying value of cash, receivables, and accounts payable approximates fair value due to the short maturity of these instruments. The carrying value of short and long-term debt approximates fair value based on discounting the projected cash flows using market rates available for similar maturities. None of the financial instruments are held for trading purposes.


 k) Concentrations of Business and Credit Risk

  The Company grants credit to its customers during the normal course of business. The Company performs ongoing credit evaluations of its customers' financial condition and adjusts the amount of credit extended as needed.

(2) Convertible Notes

PLM issued a convertible promissory note for $100,000 to CB5, LLC at 8% per annum dated November 21, 2019. $30,000 of this was received on December 18, 2019 and the remaining $70,000 was received on January 21, 2020.

Payments are only allowed on this note as provided for in the loan agreement or with the permission of CB5, LLC. The note provides for an automatic conversion if before it is paid in full PLM issues and sells its equity securities (excluding to any employee or consultant in such capacity) to investors for consideration of at least $250,000. If PLM is sold or involved in a consolidation or merger, then CB5, LLC may either (a) redeem the note for three times (3x) the outstanding principal balance, plus all unpaid accrued interest; or (b) receive the same amount and type of consideration that would have received had the entire outstanding principal balance of the note and all accrued interest converted into the most senior equity of PLM as of immediately prior to the Sale of the Company.

If after two (2) years the note has not been paid in full in accordance with the provision above, then CB5, LLC may (a) demand payment of the remaining principal balance and unpaid accrued interest; (b) convert the outstanding principal and all unpaid interest into the most senior equity of PLM outstanding at the time of exercise; or (c) continue to hold the note.

(3) Stock Sale Agreement

PLM entered into a stock sale agreement with CB5, LLC (a Colorado limited liability company). Approximately 8% of the PLM's common stock was issued to CB5, LLC for $100,000 in January 2020. PLM received proceeds of $20,000. The remaining $80,000 was retained by CB5, LLC as a few so that PLM could participate in CB5, LLC's accelerator program.

(4) Equity Incentive Plan

PLM has in place an equity incentive plan consisting of 750,000 shares of common stock that remain available for future issuance to officers, directors, employees, and consultants of PLM.

(5) Notes Payable

In 2018 Purple Line received two (2) unsecured loans from Ondeck Loans totaling $40,000. On December 31, 2018, only one (1) note payable remained outstanding in the amount of $38,290, payable weekly over 12 months at 63.53% interest per annum.

(5)  Notes Payable – (Cont.)

On November 19, 2018 Purple Line received an unsecured loan from Ned Kost, a related party, in the amount of $11,000 at 5% interest per annum.  The terms of repayment are $5,550 on July 1, 2019 and $6,000 on December 1, 2019.  The scheduled payments were not made in 2019.  The loan and accrued interest were paid in full on July 3, 2020.

On August 21, 2019 Purple Line received an unsecured loan from Intuit Financing in the amount of $16,000 payable weekly over 6 months at an interest rate of 26% per annum.  The remaining balance on December 31, 2019 was $10,090.

(6)  Subsequent Events

Marketing Agreement - PLM and Purple Line Media entered into a two (2) year "promotion, marketing and packaging" agreement on January 1, 2020.  Purple Line is bound to provide promotion, marketing and packaging services to PLM for compensation equaling twenty five percent (25%) of the sale of PLM's products during the term of the agreement.

Economic Injury Disaster Loan – Purple Line was given an economic injury disaster loan on May 18, 2020 in the amount of $150,000. Interest will accrue at the rate of 3.75% per annum from the date of the advance. Installment payments, including principal and interest, of $731.00 Monthly, will begin Twelve (12) months from the date of the promissory Note. The balance of principal and interest will be payable Thirty (30) years from the date of the promissory Note.

Payroll Protection Program Loan – Purple Line was given a payroll protection program loan by the Small Business Administration on May 5, 2020 in the amount of $14,900 at an annual interest rate of 1%. The management of Purple Line believes that the majority of this loan will be forgiven by the Small Business Administration, although the amount expected to be forgiven is no known.  Payments for the unforgiven portion are to be made monthly beginning on December 5, 2020 and ending on May 5, 2025.  The payment amount is currently unknown since it's determined by how much of the loan is unforgiven.

Subsequent events have been evaluated through August 25, 2020, which is the date the financial statements were available to be issued.